

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Sarah Glickman
Chief Financial Officer
Criteo S.A.
32 Rue Blanche
Paris, France 75009

     Re: Criteo S.A.
          Form 10-K for Fiscal Year Ended December 31, 2024
          Form 10-Q for Fiscal Quarter Ended March 31, 2025
          File No. 001-36153

Dear Sarah Glickman:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services